CARL C. ICAHN
767 Fifth Avenue, 47th Floor
New York, NY 10153

July 24, 2012

Dear Fellow Forest Labs Shareholders,

The Forest Labs Annual Meeting will take place on August 15, 2012.  Today we mailed you our definitive proxy statement containing important information, including information on how to vote your Forest shares.  Your vote is important as the company is at a critical juncture and our four director nominees have the necessary qualifications, experience and shareholder perspective to help fix the problems at Forest Labs.

I believe Forest Labs is in crisis.  Howard Solomon was wrong in the past with his overly optimistic predictions.  The company’s stock price is down 11% in the past 10 years and more than 50% from its peak.  Moreover, it appears to me that Forest was completely unprepared for the Lexapro patent cliff resulting in an estimated 80% decline in earnings for the upcoming fiscal year.

I am also concerned, as should you be, that Howard Solomon will be wrong again about his currently optimistic view of the company’s pipeline.  Forest’s new pipeline drugs have missed guidance 8 out of 11 times in the past four years.  Therefore, the Board’s current strategy is not expected to offset lost revenues from the Lexapro patent cliff and is responsible for the 80% earnings decline in the upcoming year.  Additionally, the company is again making promises that we believe they can’t keep and they will not be adequately prepared for the Namenda patent cliff that will occur in 2015 which could be devastating for the company.

MOREOVER, GIVEN FOREST’S WEAK HISTORY OF CAPITAL ALLOCATION, YOU SHOULD SHARE MY CONCERN THAT THE CURRENT BOARD WILL PERMIT HOWARD SOLOMON TO RISK THE COMPANY’S $3.2 BILLION IN CASH TO MAKE UP FOR ITS INADEQUATE PIPELINE AND THE PROJECTED REVENUE SHORTFALLS.

I strongly believe that this current crisis is the direct result of strategic flaws that have caused a lack of focus and cost inefficiency.  At the core of these strategic flaws is the Board’s decision to allow David Solomon, Howard Solomon’s son, to be unduly given so much responsibility over such a critical area as strategic planning.  After only five years at Forest, David Solomon was promoted and given significant responsibility for business development and strategic planning, and despite his failures, in 2010, he was promoted to Senior Vice President overseeing all of Forest’s strategic planning.  And is David Solomon now a candidate for CEO?HOW CAN A BOARD THAT CALLS ITSELF “STRONG & INDEPENDENT” BE RESPONSIBLE FOR THIS?

I do not believe we can rely on the current Board to reverse this state of affairs.  In my opinion at least 5 of the 10 current board members lack independence.  One glaring example of what is wrong with the Forest board is Dan Goldwasser.  He has been on the Board for 35 years and as the chair of the compensation committee he has grossly enriched Howard Solomon with over $60 million in compensation (with accelerated vesting), in the past 8 years alone, while the Forest share price has declined by over 50% in that period.  Yet he remains chair of the compensation committee.  Why do we shareholders tolerate this?  To say it mildly, it is certainly time for a change.  In addition, Kenneth Goodman, the presiding “independent” director, has been an employee and/or director at Forest for the past 32 years, and for 26 years he was a direct report to Howard Solomon.  In fact, he continues to receive significant payments from Forest Labs, including tax gross up payments.  Howard Solomon and Lawrence Olanoff are not independent by NYSE and the company’s own standards.  Lester Salans has been on the Board for more than 14 years and has overseen significant corporate governance and operational failures at Forest, along with the other Board members mentioned in this letter.

It is my strong belief that Forest will benefit greatly from a board with a stronger shareholder orientation.  If Howard Solomon is wrong again, as it appears to me he will be based on disappointing results of current pipeline drugs, it will be devastating for the company.  To avoid this outcome, I believe a strong and shareholder aligned board which will hold management accountable is extremely necessary.  Accordingly, at the upcoming shareholder meeting I will nominate to the Board the following individuals:

Eric J. Ende, MD – Dr. Eric Ende was a biopharmaceutical analyst for 11 years during which time he analyzed hundreds of companies with respect to financial statements, cost structure, acquisitions and divestitures, clinical data, competitive landscape and product licensing.  As a director of Genzyme, he worked constructively with the existing board to objectively analyze potential acquisitions, licensing opportunities, divestitures, cost reductions, capital allocation decisions and key business risks.

Daniel A. Ninivaggi – Daniel Ninivaggi is the president of Icahn Enterprises L.P., a diversified multi-billion dollar NYSE listed company.  In that capacity and as a board member of various companies, including Motorola Mobility and CIT Group, Mr. Ninivaggi has enacted significant cost reductions focused on operating improvements and G&A spending, areas that I believe need significant improvement at Forest.  Moreover, Mr. Ninivaggi has monitored and overseen capital spending to safeguard against misuse and inefficient allocation – particularly significant at Forest given its $3.2 billion of cash and the exigencies created by the Lexapro/Namenda revenue gap.

Andrew J. Fromkin – Mr. Fromkin led Clinical Data, Inc., a public company, through a successful transformation into a pharmaceutical company where he demonstrated his experience in drug licensing and M&A transactions, efficient drug development and gained first-pass FDA drug approval of Viibryd, a drug that Forest is relying on significantly to try to make up for the Lexapro/Namenda revenue gap.  He not only brings a strong understanding of pharmaceutical business operations but from his extensive business experience in the healthcare industry, he has developed a deep understanding of other healthcare sectors and relevant strategies that are vital to achieving commercial drug adoption.

Pierre Legault – Mr. Legault was CEO of Prosidion and CFO of OSI Pharma where he gained valuable experience redefining company processes, developing drugs, identifying cost savings and divesting drugs and selling entire companies.  As Worldwide President of a major division of Sanofi-Aventis, CFO of North America at Aventis, CAO of Rite-Aid and Sr. VP at Eckerd, he managed a successful strategic turnaround, launched and in-licensed multiple products, managed global alliances and identified and enacted major cost saving efforts.

My track record of board representation in bio-pharma companies shows impressive creation of shareholder value.  Specifically, the share prices of Amylin, Biogen, Genzyme and Imclone have increased by approximately 175%, 175%, 48%, and 132%, respectively, since the date my representatives joined (or announced joining) these boards.  In my opinion there is little argument that without my nominees’ presence on the boards of these companies these stellar results would not have been obtained. I believe that my nominees would be a strong force in replicating the stellar results that the persons I have nominated to these boards have helped to produce at these companies.

I urge shareholders to VOTE THE GOLD CARD for Ende, Ninivaggi, Fromkin and Legault to deliver the necessary change to take Forest Labs into the future.  If you have already voted the white card, you can still change your vote by NOW voting the GOLD card.

Sincerely,

/s/ Carl Icahn

ON JULY 23, 2012, THE PARTICIPANTS (AS DEFINED BELOW) FILED A DEFINITIVE PROXY STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN, DR. ERIC J. ENDE, PIERRE LEGAULT, ANDREW J. FROMKIN, DANIEL A. NINIVAGGI, ICAHN PARTNERS LP, ICAHN PARTNERS MASTER FUND LP, ICAHN PARTNERS MASTER FUND II L.P., ICAHN PARTNERS MASTER FUND III L.P., HIGH RIVER LIMITED PARTNERSHIP, HOPPER INVESTMENTS LLC, BARBERRY CORP., ICAHN ENTERPRISES G.P. INC., ICAHN ENTERPRISES HOLDINGS L.P., IPH GP LLC, ICAHN CAPITAL L.P., ICAHN ONSHORE LP, ICAHN OFFSHORE LP, AND BECKTON CORP. (COLLECTIVELY, THE “PARTICIPANTS”) FROM THE STOCKHOLDERS OF FOREST LABORATORIES, INC. FOR USE AT ITS 2012 ANNUAL MEETING OF STOCKHOLDERS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS. THE DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY IS AVAILABLE TO STOCKHOLDERS OF FOREST LABORATORIES, INC. FROM THE PARTICIPANTS AT NO CHARGE AND IS ALSO AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV OR BY CONTACTING D.F. KING & CO., INC. BY TELEPHONE AT THE FOLLOWING NUMBERS:  STOCKHOLDERS CALL TOLL−FREE: (800) 697−6975 AND BANKS AND BROKERAGE FIRMS CALL: (212) 269−5550.